October 1, 2024

Division of Corporate Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington D.C. 20549

ATTN: Lynn Dicker and Gary Newberry

RE:	Letter from the Division of Corporate Finance to Michael Zuehlke, Vice President of Finance and Corporate Controller, Zomedica Corp. dated September 16, 2024.

Ladies and Gentlemen:

On behalf of Zomedica Corp. (“Zomedica”, “Company”, “our”, or “we”), this letter responds to the comments received from the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 16, 2024.

For your convenience, we have bolded the questions put forth in your letter and Zomedica’s responses are set forth in italics:

1.	Form 10-Q for the Quarterly Period Ended June 30, 2024
Consolidated Statements of Operations and Comprehensive Loss for the Three and Six Months Ended June 30, 2024 and 2023, page 4

In future filings, please present the basic and diluted loss per share to the nearest whole cent so as not to imply more precision than exists in this calculation.

Response: The request is acknowledged and Zomedica agrees to present, in its future filings, basic and diluted earnings (loss) per share rounded to the nearest whole cent.

2.	Form 8-K Filed August 14, 2024
Exhibt 99.1 Non-GAAP Measures, page 7

We note your non-GAAP reconciliation table gives the appearance of a full non-GAAP income statement. Please note that the presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please remove this presentation in your future filings. To the extent you wish to present any of the non-GAAP measures, you could present a separate reconciliation for each non-GAAP measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K including quantification and description of each adjustment individually. Refer to Question 102.10(a) and (c) of the C&DIs for Non-GAAP Financial Measures.

100 Phoenix Drive, Suite 125, Ann Arbor, MI 48108 | P: +1 734-369-2555 | www.zomedica.com

Response: The request is acknowledged and Zomedica agrees that to the extent our future filings contain disclosure of non-GAAP measures, we will present a separate reconciliation for each non-GAAP measure and provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K, including quantification and description of each adjustment individually.

We hope that this fully answers and responds to your letter, however, please contact Mike Zuehlke or me via phone at (734) 369-2555 or via email at kdehaanfullerton@zomedica.com if additional clarification is required.

Sincerely,

Karen DeHaan-Fullerton General Counsel and Corporate Secretary Zomedica Corp.

100 Phoenix Drive, Suite 125, Ann Arbor, MI 48108 | P: +1 734-369-2555 | www.zomedica.com

2